Exhibit 99.24

April 30, 2015		1500 Robert-Bourassa Blvd., 7th Floor
Montreal QC, H3A 3S8
	AMENDED	www.computershare.com

To: All Canadian Securities Regulatory Authorities

Subject: AMAYA INC.

Dear Sir/Madam:

We advise of the following with respect to the upcoming Meeting of Security Holders for the subject Issuer:

Meeting Type :	Annual General and Special Meeting
Record Date for Notice of Meeting :	April 29, 2015
Record Date for Voting (if applicable) :	April 29, 2015
Beneficial Ownership Determination Date :	April 29, 2015
Meeting Date :	June 22, 2015
Meeting Location (if available) :	Montreal, Qc
Issuer sending proxy related materials directly to NOBO:	Yes
Issuer paying for delivery to OBO:	Yes
Notice and Access (NAA) Requirements:
NAA for Beneficial Holders	No
NAA for Registered Holders	No

Voting Security Details:

Description	CUSIP Number	ISIN
COMMON SHARES	02314M108	CA02314M1086
COMMON SHARES 144A RESTRICTED	02314M504	US02314M5040

Sincerely,

Computershare

Agent for AMAYA INC.